SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: April, 2005	Commission File Number: 001-14460

AGRIUM INC.

(Name of registrant)

13131 Lake Fraser Drive S.E.
Calgary, Alberta,
Canada T2J 7E8

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES
EXHIBIT INDEX
NOTICE OF INTENTION

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGRIUM INC.
Date: April 29, 2005	By:	/s/ GARY J. DANIEL
		Name:	Gary J. Daniel
		Title:	Legal Counsel & Assistant Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

1	Notice of Intention to Make a Normal Course Issuer Bid

AGRIUM INC.

NOTICE OF INTENTION TO MAKE A NORMAL COURSE ISSUER BID

1.	Name of Issuer

Agrium Inc. (the “Corporation”)

2.	Shares Sought

The Corporation seeks to purchase for cancellation up to 13,244,520 of its issued and outstanding common shares (the “Common Shares”), or approximately 10% of the public float of the Corporation.

On April 25, 2005, the Corporation had 132,700,542 issued and outstanding Common Shares, of which to the knowledge of the Corporation, directors, senior officers and principal shareholders (as such term is defined in Section 6-101 of the Toronto Stock Exchange (the “TSX”) Company Manual) of the Corporation held 240,962 Common Shares.

The number of Common Shares that the Corporation intends to acquire will depend on market conditions. If market conditions permit the Corporation presently intends to acquire the full number of Common Shares that may be purchased pursuant to this Notice. Any Common Shares purchased pursuant to this normal course issuer bid will be cancelled.

3.	Duration

Common Shares will be purchased from May 3, 2005 until the earlier of May 2, 2006 or the date upon which the Corporation acquires the maximum number of Common Shares to be purchased pursuant to this normal course issuer bid.

4.	Method of Acquisition

All purchases will be made through the facilities of the TSX. Purchases of and payments for Common Shares purchased by the Corporation will be made in accordance with the requirements of the TSX. The price paid by the Corporation for any Common Shares acquired pursuant to the normal course issuer bid will be the market price of the Common Shares at the time of acquisition.

The Corporation does not presently intend to purchase Common Shares other than by means of an open market transaction or by way of an exempt offer during the period that the normal course issuer bid is outstanding.

5.	Consideration Offered

Purchases of the Common Shares pursuant to this Notice will be made at such times and in such numbers as may be determined by the Corporation. The purchase of and payment for the Common Shares purchased by the Corporation will be effected in accordance with the policies and rules of the Exchange.

The Corporation will provide the funds necessary to make the purchases from its working capital.

6.	Reasons for the Normal Course Issuer Bid

The Corporation’s board of directors believes that the underlying value of the Corporation’s Common Shares may not be reflected in the market price. All Common Shares purchased under the normal course issuer bid will be cancelled, thereby increasing the respective proportionate interests of all remaining holders of Common Shares. The Corporation intends to acquire the Common Shares from time to time in amounts and at prices which the Corporation believes are favourable and consistent with prudent economic and financial considerations.

7.	Valuation

To the knowledge of the directors or officers after reasonable inquiry, there has been no appraisal or valuation regarding the Corporation or its material assets or securities within the two years preceding the date of this Notice.

8.	Previous Purchases

The Corporation has not purchased any Common Shares within the past 12 months from the date hereof.

9.	Persons Acting Jointly or in Concert with the Issuer

There is no person acting jointly or in concert with the Corporation in connection with this normal course issuer bid other than the registrant which has been retained by the Corporation to implement the normal course issuer bid.

10.	Acceptance by Insiders, Affiliates and Associates

None of the directors or senior officers of the Corporation, and to the knowledge of the Corporation after making reasonable inquiries, no associate of a director or senior officer of the Corporation, no other person acting jointly or in concert with the Corporation and no person holding 10% or more of the Common Shares intends to sell any Common Shares under this normal course issuer bid. It is possible, however, that sales by such persons may occur as personal circumstances or decisions unrelated to the business of the Corporation determine.

11.	Benefits from the Normal Course Issuer Bid

Please refer to the response to item 6 above.

12.	Material Changes in the Affairs of the Issuer Company

There are no past material changes and no plans or proposals for material changes in the affairs of the Corporation which have not been previously publicly disclosed other than what is disclosed herein.

13.	Certificate

This Notice of Intention is certified to be complete and accurate in compliance with Part 6 of the Rules and Policies of the TSX regarding normal course issuer bids. The officer signing this Notice of Intention has been authorized to do so by the Corporation’s board of directors. This Notice of Intention contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made.

“Bruce Waterman”

Bruce G. Waterman	April 26, 2005
Senior Vice President, Finance
and Chief Financial Officer